September 27, 2006

Mr. John P. Nolan

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 0408

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John P. Nolan
Mr. Edwin Adames

Re:	Janus Capital Group Inc.
Form 10-K filed March 3, 2006
File number 001-15253

VIA EDGAR

Dear Mr. Nolan:

I am writing in response to your letter dated September 14, 2006 setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Annual Report on Form 10-K filed March 3, 2006 (File No. 001-15253) for Janus Capital Group Inc. (“Janus” or the “Company”).  For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•                  Janus is responsible for the adequacy and accuracy of the disclosures in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  Janus may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for fiscal year ended December 31, 2005

Item 6, Selected Financial Data, page 12

1.              We refer to the “Gain on disposition of DST common shares” of $228 million and $631 million in 2004 and 2003, equal to 134% and 66% of net income from continuing operations, respectively, and to the related acquisition of 100% of the stock of CGP.  In future filings please revise this section to include a footnote to discuss:

•                  The effects of the disposition of the DST equity investment in 2003 and 2004 on the Company’s earnings trends.  Provide a cross-reference to related disclosure in Note 5, “DST Exchange Transaction”.

•                  How the acquisition of CGP, and its subsidiary RSG in 2003, has affected the comparability of the financial information considering the impairment of goodwill of RSG for $20 million in 2005 as stated in Note 8, “Restructuring and Asset Impairment Charges” on page 42.  Refer to Instruction 1 to Item 301 of Regulation S-K.

Response:  In preparing our Selected Financial Data table, we followed a philosophy of providing summarized financial data while trying to avoid duplicative disclosures contained elsewhere in the Form 10-K.  In response to the Staff’s comments, we have reviewed the requirements specified by Instructions 1 and 2 to Item 301 of Regulation S-K and will add in future filings explanatory footnotes and/or cross-references to those amounts that we believe would affect the understanding and comparability of the information included in the table, including material acquisitions, dispositions and impairments.

2.              Disclose in a footnote in future filings the aggregate effect on operating results of the various acquisitions made in 2003 as stated in Note 6, “Acquisitions” on page 40.

Response:  Janus believes that the acquisitions made during 2003 did not have a material impact on operating revenues or expenses for 2003, either individually or in the aggregate.  The Janus Capital Management LLC (“JCM”) and Berger Financial Group LLC (“Berger”) acquisitions represented minority interest buyouts, both of which had an immaterial impact on the minority interest line of the income statement but had no impact on operating revenues or expenses as they were previously consolidated entities.  The acquisition of 30% of Perkins, Wolf, McDonnell and Company, LLC is accounted for as an equity method investment, and as such, did not have an impact on operating revenues or expenses.  The acquisition of Capital Group Partners Inc. did affect operating results, but is discussed as a separate segment within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on page 19.

As noted in our response to Staff comment #1, we will add explanatory footnotes and/or cross-references in future filings to those amounts that we believe would affect the comparability of the information included in the table, including material acquisitions.

3.              With respect to the long-term net flows, please provide the following information:

•                  Tell us and explain in a footnote in future filings the reasons why the long-term net flows amounts for each year are included in this section starting in the 2005 10-K.

•                  Discuss in the footnote why management considers this information is useful to investors.

•                  Tell us why you have included only the net flows related to long-term net assets and have not included Complex-wide net flows that you described in the “Investment Management Segment” information of MD&A on page 18 of the 2004 10-K.

Response:  Management fee revenue is generally based upon a percentage of the market value of Janus’ assets under management and is calculated as a percentage of the daily average asset balance in accordance with contractual agreements with the Company’s mutual funds, subadvised relationships and separate accounts (“investment products”).  Assets under management are primarily influenced by two main factors; sales and redemptions of investment products and market fluctuations.  Janus’ investment products are managed across a variety of disciplines, including growth/blend, global/international, mathematical/quantitative, fixed income, value and money market.

The money market business is typically marked by frequent and significant sales and redemptions.  Janus’ clients tend to be large financial institutions that invest excess cash on a short-term basis (often overnight) in our money market products, which typically offer a higher yield than U.S. treasuries or other short-term investments.

Because the gross sales and redemption rates of money market products are often multiples higher than our other investment product disciplines, and the investments are typically short-term in nature, we believe that the more relevant and meaningful disclosure is to show sales and redemptions net of money market activity (what we refer to as “long-term flows”), and then show the money market activity net on a separate line.  It is important to note that Janus management and our Board of Directors focus on long-term net flows as a key measure of performance.

Janus includes long-term net flows in its Selected Financial Data table as we believe it enhances an understanding of our financial condition and results of operations as an integral factor in evaluating our performance from period-to-period.  However, in response to the Staff’s comments, we will include a footnote in future filings describing why we believe long-term net flows (as opposed to complex-wide flows) are more appropriate and useful to investors.

4.              Tell us and discuss in a footnote in future filings the reasons why you no longer provide for a pre-tax income line item that was previously included in this section in all prior Form 10-Ks filed with the Commission.  Explain why you consider that this information is no longer useful to investors.

Response:  In the 2005 Form 10-K, Janus removed the pre-tax income subtotal in an attempt to simplify the presentation of non-operating items in the Selected Financial Data table.  In response to the Staff’s comment, we will include a pre-tax income subtotal in future filings.

5.              Discuss in a footnote in future filings the fiscal period in which the Company started recording performance fees and discuss how the recording of these fees have affected the comparability of operating results.  Refer to the “2005 compared to 2004” section of MD&A on page 16 which discusses the effects of performance fees in 2004 and 2005.

Response:  Over the past several years, the Company’s performance fee revenue has been primarily generated from certain institutional accounts managed by Janus’ subsidiary, Enhanced Investment Technologies, LLC (“INTECH”).  Performance fees have been a part of INTECH’s fee structure prior to its acquisition by Janus.  At the end of 2002, assets under management at INTECH totaled $7.3 billion compared to $44.7 billion at December 31, 2005.  This increase was driven by significant sales to existing clients and the addition of new accounts, some of which contained performance fee clauses in the contracts.

Performance fee revenue in 2005, 2004 and 2003 totaled $26.8 million, $11.6 million and $1.5 million, respectively.  Performance fees were not specifically discussed in the 2004 10-K (or previous filings) as they represented only 1.6% of total investment management fee revenue and therefore were considered immaterial.  During 2005, performance fees grew to 3.8% of investment management fee revenue.  As a result, we included a discussion of performance fees in MD&A on page 16, Quantitative and Qualitative Disclosures About Market Risk on page 24, and footnote 2 to the financial statements on page 36.  In addition, each of our 2005 quarterly filings included a discussion of performance fees within MD&A.

As noted in our response to Staff comment #1, we will add in future filings explanatory footnotes and/or cross-references to those amounts that we believe would affect the comparability of the information included in the table, including performance fees.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Executive Summary, page 13

6.              With respect to the recognition of performance fees since 2004, please provide the following information in future filings:

•                  Discuss in this section the impact that recognition of performance fee revenues based on achieving certain performance criteria have had during the last two fiscal years in addition to the recurring management fees.

•                  Discuss the reasons for revising the fee structure to include performance fees starting in 2004.

•                  Tell us why the 2004 10-K did not disclose this change in revenue recognition policies.  Refer to the “Performance Fee” section on page 24 of the 2005 10-K that states performance fees of $26.8 million and $11.6 million were recognized during 2005 and 2004, respectively.

Response:  Please refer to our response to Staff comment #5 for the performance fee impact on 2005 and 2004 revenues.  As also noted in that response, the recognition of performance fees did not represent a change in revenue recognition policy as such fees were part of INTECH’s fee structure prior to its acquisition by Janus.  We will expand our discussion of performance fees and the related impact on operations within MD&A in future filings.

Investment Management Segment, page 14

Assets under Management and Flows, page 18

7.              We note that in this section on page 18 of the Form 10-K for 2004 you provided separate roll-forward tables for Complex-Wide and Long-term Assets (Non-Money Market) assets under management which have not been included in MD&A this year.

•                  Please tell us your basis for including in 2005 only one table that aggregates the combined activities of these components of assets under management.  Explain to us why you consider the current presentation provides more useful information to investors.

•                  Reconcile the total redemptions for 2004 of $45.2 billion in the 2005 Form 10-K with redemptions in 2004, on page 18 of the Form 10-K for 2004, of $137.5 billion and $45.2 billion for Complex-Wide and Long Term Assets (Non-Money Market) assets under management, respectively.

•                  Tell us how you considered the redemptions of $135 billion and $225 billion in the Complex-Wide component in 2004 and 2003, respectively, as stated on page 18 of the 2004 Form 10-K, in your annual evaluation of impairments in

                        2004 to goodwill and non-amortized intangibles assets related to mutual fund advisory contracts.

Response:  As noted in our response to Staff comment #3 above, Janus believes that presenting our sales and redemptions net of money market products is more relevant and meaningful disclosure for our investors as the money market business is typically marked by frequent and significant sales and redemptions.  In 2004, we disclosed complex-wide sales and redemptions (including money market assets) and long-term sales and redemptions in two separate tables.  In 2005, in an effort to improve our disclosure, we consolidated the activity into one table - disclosing sales and redemptions of long-term products and netting the money market sales and redemptions in one line.  As noted above, Janus management and our Board of Directors use long-term net flows as a key measure of performance.

The $45.2 billion of redemptions shown in 2005 equals the $45.2 billion of redemptions in the long-term assets rollforward on page 18 of the 2004 Form 10-K.  The $92.3 billion difference between $137.5 billion and $45.2 billion represents money market redemptions.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”, Janus performs an annual impairment test of goodwill and indefinite-lived intangible assets.  The annual valuation of goodwill is based on the market capital of Janus’ publicly traded stock.  The valuation of intangible assets is based on a discounted cash flow analysis which generally relies on management’s estimates and judgments as to growth rates and operating margins over a range of possible assumptions for various investment products, distribution channels and business strategies.  In the preparation of the annual valuation of mutual fund advisory contracts, a critical assumption is the growth or decline of average assets under management, which is driven principally by market growth assumptions and long-term net flows.

In response to the Staff’s third bullet point, of the total redemptions disclosed in 2004 and 2003, $92 billion and $173 billion, respectively, were money market fund redemptions, which have an insignificant impact on the annual valuation due to the relatively low management fee rates on Janus’ money market products compared to equity or fixed income products.  We did factor in the remaining long-term redemptions in the preparation of the annual intangible impairment test, although market growth and sales generally offset the impact of such redemptions.  See further discussion in our response to Staff comment #11.

Revenues and Expenses, page 16

8.              We refer to the graph on page 15 that depicts the direct relationship between assets under management and investment management revenue.  Please tell us and discuss in this section in future filings the effects in 2004 and 2005 of the performance fees included in management investment revenue that are not directly related to the yearly changes in assets under management.

Response:  Janus notes in the first paragraph under Revenues and Expenses on page 15 that revenues are largely derived pursuant to investment advisory agreements, and are dependent on the total value and composition of assets under management.  Average assets are affected by fluctuations in the financial markets, sales and redemptions.  The graph on page 15 visually depicts the direct correlation between assets under management and investment management fees.  As performance fees in 2005 and 2004 were only 3.8% and 1.6%, respectively, of total investment management fee revenues in those years, we believe the graph is still a fair representation of the strong correlation between assets under management and revenues.  However, as noted above in our response to Staff comment #5, we will include in future filings a more robust discussion of performance fees.

2005 compared to 2004, page 16

9.              We refer to the statement on page 16 that the declines in investment management fees were partially offset by an increase in performance fees.  Discuss in future filings during what fiscal period the Company began recording performance fees and how they will affect the variability of operating results considering they are recognized at the end of the contractual period based on achieving certain performance criteria.

Response:  As noted above in our responses to Staff comments #5, #6 and #8 above, we will include a more robust discussion of the nature of performance fees and how such fees affect the variability of operating results in future filings.

2004 compared to 2003, page 18

10.       We refer to the eighth paragraph on page 18 that states general and administrative expenses increased $18 million partially due to increased cash payments for certain products and services previously acquired with soft dollars. In future filings please include in this section:

•                  a description of the specific nature of the products and services acquired through soft dollars;

•                  an explanation of how soft dollars were previously accounted for by the Company and the basis for their acceptance in the industry; and

•                  an explanation as to why you did not record the change in accounting from soft dollars into the use of hard cash as a change in accounting principle;

Response:  Soft dollars are defined as arrangements under which products or services other than execution of securities transactions are obtained by an investment adviser from or through a broker-dealer in exchange for the direction by the adviser of client brokerage transactions to the broker-dealer.  Subject to interpretations by the Staff, the use of soft dollars is a common and acceptable practice within the investment management industry and is provided a safe harbor under Section 28(e) of the Securities Exchange Act of 1934.  Janus utilized soft dollars to acquire access to third-party investment research databases and reports.  In 2004, Janus stopped using “soft dollars” to pay for such services and thus paid for (and recorded as a period expense) such services.   This was a business decision and does not represent a change in accounting policy or principle.

In response to the Staff’s comment, we will add further disclosure to future filings as necessary.

Accounting for Intangible Assets and Goodwill, page 23.

11.       We refer to the fourth paragraph on page 23 that states goodwill and indefinite-lived intangibles created by the acquisition of the 16% minority interest of JCM in 2001 are not highly sensitive to impairment.  Please tell us and discuss in future filings:

•                  The historical and conceptual basis for considering that goodwill and indefinite-lived intangibles related to the acquisition of the JCM minority interest are not highly sensitive to impairment.

•                  Consider in your response that Note 7, “Goodwill and Intangible Assets” on page 41 shows $943 million of the non-amortized intangible assets as of December 31, 2005 are mutual fund advisory contracts which are subject to impairment if the mutual contract is terminated or not renewed.

Response:  During 2001, Janus purchased an additional 16% of the outstanding minority interests in JCM, which increased the Company’s total ownership of JCM to 98%.  The transaction resulted in goodwill and intangibles of $2.0 billion.  In performing the annual impairment test, the fair value of the reporting unit or intangible assets is compared to the minority purchase price allocation - effectively comparing 100% of the current value of the reporting unit or intangible asset to the 2001 16% proportional allocation.  Since the initial SFAS 142 impairment test prepared in October 2002, the value of JCM intangibles has consistently exceeded its book value by more than 200% and the value of the reporting unit has exceeded its book value by a minimum of 40%.  Therefore, we believe that the goodwill and intangible assets generated from the minority acquisition of JCM are not highly sensitive to impairment.

In response to the second bullet, we would like to highlight to the Staff that we have included the following language within Item 7 to our 10-K under the heading “Accounting for Intangible Assets and Goodwill”: “However, indefinite-lived intangibles include mutual fund advisory contracts, which would be subject to impairment if the mutual fund contract were terminated or not renewed.”

In future filings we will endeavor to improve the clarity of our disclosure related to this situation.

Financial statements of Janus Capital Group, Inc.

Consolidated Statements of Income, page 31

12.       Please explain to us your basis for deleting the Income before taxes and minority interest caption in the income statement that was previously included in the consolidated statements of income in all prior Form 10-K’s filed with the Commission. Consider in your response the disclosure requirements of paragraph (b).10 of Article 503 of Regulation S-X.

Response:  In the 2005 Form 10-K, Janus removed the “income before taxes and minority interest” subtotal in an attempt to simplify the presentation of non-operating items and include only one subtotal “income from continuing operations”.  In response to the Staff’s comment and in accordance with the provisions of paragraph (b)10 of Rule 5-03 of Regulation S-X, Janus will include an “income before taxes and minority interest” subtotal in all future filings.

13.       Explain in a footnote the nature and dollar amount of the major components of “Other income, net” which is equal to 45% of net income for 2005.  State the authoritative accounting literature that supports the net basis presentation. Tell us and discuss in MD&A in future filings the reasons for the changes in “Other income, net” as compared to the prior fiscal period.

Response:  Other income, net for the year ended December 31, 2005 includes $27 million of investment income and $12 million of investment gains, net of insignificant losses.  We believe the net presentation is appropriate per paragraph 7 to Rule 5-03 of Regulation S-X.  Although not separately disclosed in the income statement or in a footnote to the financial statements, the investment gains are disclosed on the face of the cash flow statement, and the significant change in other income is discussed in MD&A on page 17.

In response to the Staff’s comment, we aggregated investment income and gains in one line as we considered all of the amounts to be related to Janus’ investment portfolio.  We acknowledge the requirements of paragraph 7 to Rule 5-03 of Regulation S-X and will, in future filings, disclose the components of other income in a footnote to the financial statements.

Note 2, Summary of Significant Accounting Policies, page 34

Accounting for Goodwill and Intangible Assets

14.       We refer to the “Accounting for Intangible Assets and Goodwill” section in the Critical Accounting Policies section of MD&A on page 23.  Considering goodwill and intangible assets total $2.4 billion or 66% of total assets, please include in future filings a footnote in the financial statements, similar to that provided in Note 2 on page 41 of the 2004 10-K, that describes the accounting policies related to determining the initial and subsequent amounts of goodwill and intangible assets recorded and the periodic testing for impairments.  Refer to paragraph 12 of APB 22.

Response:  In response to the Staff’s comment, we will include a description of the method of accounting for goodwill and intangible assets and the periodic testing for impairments in future filings.

Accounting for Income Taxes

15.       In future filings please include a footnote to the financial statements that describes your accounting policies related to your determination of income taxes, similar to that provided in Note 2 on page 41 of the 2004 10-K.

Response:  In response to the Staff’s comment, we will include a description of the determination of income taxes in future filings.

Accounting for Derivative Transactions

16.       We refer to the “Mutual Fund Units” section of Note 13, “Long-term Incentive Compensation” and to Note 14, “Employee Benefit Plans” on page 49 which describe fair value hedges created for awards indexed to certain mutual funds managed by the Company to protect against the market variability of mutual funds to which awards are indexed.  In this regard, in future filings, please include a footnote regarding the accounting policies for fair value hedges including the following:

•                  Where the gain or loss on fair value hedging instruments and the offsetting gain or loss on the hedged item are recognized in accordance with paragraph 22 of SFAS 133.

•                  The Company’s basis for assessing hedge effectiveness as being highly effective both at inception of the hedge and on an ongoing basis with respect to achieving offsetting changes in fair value attributable to the hedge risk during the period of the hedging relationship.  Refer to paragraph 20.b of SFAS 133.

•                  The accounting for fair value hedges that are discontinued for any of the reasons discussed in paragraph 25 of SFAS 133.

Response:  Mutual fund unit awards are based on a specific dollar amount at grant date.  The recipient makes a phantom allocation of the award to mutual funds managed by Janus and vests in such award over a specified time period.  Upon vesting, the award recipient receives a cash payment equal to the original award as adjusted for earnings or losses based on their phantom investment elections.  Janus is under no obligation to actually fund the investments that the award recipient elects at the time the award is granted, but is obligated to make a payment upon vesting.  In order to protect against market variability of the mutual funds to which the awards are indexed, Janus has created a perfect hedge by making a cash investment that mirrors the recipient’s award and investment elections.  As such, fluctuations in the liability due to the recipient will be mirrored by fluctuations in the hedge asset.  The assets used to hedge the market variability of the awards represent assets of the Company and have not been placed in a trust or otherwise restricted as to use or availability.

Consistent with paragraph 20(a) of SFAS 133, Janus formally documented the methodology that will be employed to test for effectiveness upon hedge inception.  We test for effectiveness on a quarterly basis as required by paragraph 20(b) of SFAS 133.  The documented methodology requires that we compare the change in fair value of the mutual fund unit awards liability to the change in fair value of the hedge asset.  The fair values of the hedging asset and the plan liability are determined using quoted market prices.  As required by DIGS Issue E7, the hedge has been and is expected to be highly effective.  We have assessed the hedge as 100% effective because the hedge assets fully mirror the mutual fund unit award amounts and investment elections of the award recipients and as such, changes in the fair value of the liability are mirrored by changes in the hedge asset.

The fair value hedge for the deferred compensation plan operates in an identical manner to the mutual fund unit awards discussed above, with the exception that mutual fund units represent long-term incentive awards and the deferred compensation plan represents employee salary and bonus deferrals.  Both hedges are separately documented and tested.

The disclosures for these hedges were brief due to the immaterial impact that such hedges had on our consolidated financial statements.  However, in response to the Staff’s comments, we will include expanded disclosure regarding these hedges in future filings.

Revenue Recognition, page 36

17.       We note that performance fees are recognized at the end of the period in which the performance criteria are achieved over a specified period of time.  In future filings, please disclose performance fees as a line item separate from management fees in the income statement considering the following:

•                  Performance fees were $27 million and $12 million in 2005 and 2004, respectively, equal to 31% and 7% of net income for each period. Refer to the “Quantitative and Qualitative Disclosures about Market Risk” section on page 24.

•                  Performance fees are not directly related to the total value and composition of assets under management as are management fees and are therefore subject to material variability from period to period depending on the timing of their achieving the performance criteria.

Response:  Performance fees have been included as a component of management fees in our consolidated income statement and our Investment Management segment income statement based on the relatively small amount of performance fees relative to total Investment Management Fee revenues.  In response to the Staff’s comments, we will disclose performance fees as a separate line item in the consolidated and segment income statements in future filings, to the extent such fees remain material.

18.       Tell us why the financial statements for the year ended December 31, 2004 in the Form 10-K for that period did not disclose that performance fees were being recorded as part of management fees in 2004.

Response:  As noted in our response to Staff comments #5, #6, #8 and #17, Janus considered the revenue generated from performance fees to be immaterial in 2004.  In response to the Staff’s comments, we will include further discussion about such performance fees in future filings.

19.       Please provide the following information in future filings with respect to the new performance-based fee structure approved in December 2005 for mutual funds with assets under management of $21 billion as of December 31, 2005 as stated in the “Quantitative and Qualitative Disclosures about Market Risk” section on page 24:

•                  Tell us and explain why no performance fee adjustments will be made until the first quarter of 2007.

•                  Discuss in MD&A the effects of this proposed change in fee structure on future operations, cash flow and liquidity.

•                  Describe the accounting policies regarding these new performance fees in the notes to the financial statements.

Response:  The new management fee structure, approved by shareholders of the applicable funds, relates to certain Janus funds and has both a fixed and performance-based component.  Under the fee structure, the first performance-based fees will not be assessed until the first quarter of 2007.  Accordingly, Janus will not record any impact of such fees until 2007, consistent with our stated accounting policy of recognizing performance fees at the end of the period if the stated performance criteria are achieved.

We did not quantify the potential impact of the new performance fee structure due to the difficulty in predicting future assets under management and investment performance.  However, the disclosure in Quantitative and Qualitative Disclosures About Market Risk on page 24 contains the assets under management subject to the new performance fee structure and the maximum basis points adjustment from which a reader could reasonably estimate the maximum positive or negative impact assuming no change in assets under management.

In response to the Staff’s comments, we will include in future filings expanded disclosure in MD&A regarding the new performance fee structure including the method of calculation and assets under management subject to this fee structure.

20.       Please state in future filings the authoritative accounting literature that supports your accounting for reimbursements for out-of-pocket expenses as revenues.

Response:  In response to the Staff’s comment, we will include a reference to EITF 01-14, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred” in future filings.

Recent Accounting Pronouncements

21.       In future filings please include a footnote describing the expected impact that recently issued accounting pronouncements are expected to have on your financial position or results of operations. Refer to SAB 74.

Response:  During the preparation of the 2005 Form 10-K, Janus undertook a review of all recently issued accounting pronouncements and observed no pronouncements that were relevant to the Company.  In compliance with the disclosure responsibilities under SAB 74, we will discuss relevant recently issued accounting pronouncements in future filings.

Note 5, DST Exchange Transaction, page 40

22.       Tell us and state in future filings your basis for recording as tax-free the exchange of 32.3 million common shares of DST in 2003 in which the Company received $1 billion in cash but recorded the sale of 7.4 million shares of DST in 2004 as a taxable transaction.

Response:  In Footnote 5 to the financial statements, Janus disclosed two separate transactions regarding DST common stock that Janus previously owned.  First, on December 1, 2003, Janus exchanged 32.3 million common shares of DST for 100% of the stock of Capital Group Partners, Inc., a corporation that included a printing and graphics design business with a value of $115.0 million and $999.3 million in cash.

The IRS acknowledged that this transaction qualified as a tax-free exchange under Section 355 of the Internal Revenue Code of 1986, as amended.

Additionally, on June 16, 2004, Janus sold its remaining stake of 7.4 million shares of DST to an unrelated third party in a taxable transaction.

In response to the Staff’s comments, we believe that we have adequately disclosed the basis for recording each transaction.  However, to avoid confusion in the future, we will disclose the 2004 taxable sale in a separate footnote.

Note 7, Goodwill and intangible assets, page 41

23.       Considering that goodwill and intangible assets are 66% of total assets for the year ended December 31, 2005, in future filings please include in the footnote a brief description of the acquisition transactions that originated them.  Discuss how the value of the intangible assets and goodwill were originally determined considering the majority originated with the acquisition of the minority shares of Janus Capital Management in 2001.

Response:  See Janus’ responses to Staff comment #11.  In future filings, we will include in our footnotes to the financial statements a brief description of the historical transactions that generated the significant goodwill and intangible assets.

24.       Please provide the following information with respect to the $943 million of non-amortized intangibles related to mutual fund advisory contracts in the summary of identified intangible assets:

•                  Reconcile the $943 million of intangibles from mutual fund advisory contracts with the original allocation of intangible assets in Note 6, “Other Balance Sheet Amounts” in the 2001 Form 10-K of Stilwell Financial Inc, that states intangible assets related to mutual fund advisory contracts was $190 million and $712 million were allocated to Third Party Advisor and Distribution Relationships.

•                  Tell us why the intangibles related to Third Party Advisor and Distribution Relationships have not been separately disclosed in discussed in the footnotes to the financial statements in the Form 10-Ks for the periods from 2002 to 2005.

•                  Explain if the annual tests for impairment of non-amortized intangibles consider and separately value the intangibles for Third Party Advisor and Distribution Relationships.

•                  Discuss any significant difference in impairment criteria for these intangibles as compared to intangibles for mutual fund advisory contracts.

Response:  As discussed in our response to Staff comment #11, Janus’ intangible assets include $943.1 million of non-amortized intangibles related to its mutual fund advisory contracts.  The majority of this intangible relates to the 2001 purchase of 16% of JCM from minority shareholders.  In 2001, Standard & Poor’s Corporate Value Consulting Group (“S&P”) was engaged to perform an assessment of how to allocate the 2001 purchases in accordance with SFAS No. 141 “Business Combinations”.  The 2001 financial statements divided the value of the same mutual fund contracts based on the distribution channels through which the assets were received.  This methodology resulted in the assignment of $190.3 million to “mutual fund advisory contracts” which represents assets invested directly by fund shareholders and $712.1 million to “third party advisor and distribution relationships” which represents assets invested in the funds through third party intermediaries.  Because there is ultimately one advisory contract between Janus and the fund trustees from which revenue is derived, the entire $902.4 million was classified as an indefinite-lived intangible asset.

EITF 02-7 “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets” effective on March 31, 2002, provided prospective accounting guidance for grouping indefinite-lived intangible assets to test for impairment.  Based on the guidance provided by EITF 02-7, because the revenue stream from the mutual funds is not dependent on the distribution channel from which the assets were received, the two items cannot be separated for purposes of impairment testing.  Once that was determined, Janus believed appropriate presentation in our 10-K should follow the impairment testing methodology and combined the value assigned to the mutual fund advisory contracts into one line within our footnotes for the 2002 10-K.

The value of the advisory contracts increased from $902.4 million at the end of 2001 to $943.1 million as a result of the acquisition of the Berger and JCM minority interests in 2003.

25.       We note that, according to Note 5, “Acquisitions” on page 40 of the 2002 Form 10-K, the Company acquired 341,000 shares valued at $343 million from employees of Janus Capital Management that were recorded as part of the purchase price of the minority interest acquired. Please tell the authoritative accounting literature you relied upon when you determined that these stock purchases from employees were increases in the purchase price of the minority interest and were not compensation to employees.

Response:  In 2001, Janus purchased an additional 16% of the outstanding minority interests at JCM, which increased the Company’s total ownership of JCM to 98%.  The transaction included purchasing approximately 3%, or 341,000 shares, from existing employees.  The shares owned by employees resulted from prior restricted stock awards granted by the Company accounted for as compensation expense over the vesting period in accordance with APB No. 25 and applicable FIN 44 guidance.    Janus evaluated the appropriate accounting literature related to purchase accounting

(APB 16 for acquisitions prior to July 1, 2001 and SFAS 141 for acquisitions subsequent to July 1, 2001 and EITF No. 95-8) and determined that no portion of these repurchases should be considered compensation.  The conclusion that the purchase price should be allocated to goodwill and intangibles was based on two key facts: (1) the purchase price was based on the fair value of the shares at acquisition (as determined by an independent valuation) and (2) the employees had no continuing employment or other future obligations to the Company.

Note 13, Long-term incentive plan, page 47

26.       We refer to the “Mutual Fund Units” section on page 49 that states in 2005 the Company granted $11.4 million of awards indexed to certain mutual funds managed by the Company for which an 100% effective fair value hedge since inception was created to protect against the market variability of the mutual funds to which the awards are indexed.  In this regard, please:

•                  Describe to us the methodology you used to determine that the hedge is 100% effective under SFAS 133 considering DIGS Issue E7, “Methodologies to assure effectiveness of fair value and cash flow hedges”.

•                  Provide a similar description of your methodology to assess the effectiveness with respect to the 100% effective fair value described in Note 14, “Employee Benefit Plans”.

•                  State the notional amount of the fair value hedge.

•                  State the expected duration of the hedging relationship.

Response:  Please see our response to Staff comment #16 for a description of (i) how the mutual fund units operate, (ii) their similarity to the deferred compensation plan, and (iii) and our documentation with respect to the testing methodology.

At December 31, 2005, the notional amount for the mutual fund units hedge was $11.4 million and represents the cost basis of the awards.  The hedge was created on January 1, 2005, and will continue until the plan is terminated.  In response to the Staff’s comments, we will include expanded disclosure regarding the mutual fund units hedge in future filings.

Note 14, “Employee Benefit Plans”, page 50

27.       We refer to the fair value hedge created to invest in mutual funds that are consistent with deferred amounts and mutual fund elections of participants in a deferred compensation plan for highly compensated employees.  In this regard, please tell us and provide the following information in future filings:

•                  State when the fair value hedge was created and the expected duration of the hedge.

•                  State the notational amount of the fair value hedge.

Response:  The fair value hedge for the deferred compensation plan operates in an identical manner to the mutual fund units discussed in our response to Staff comments #16 and #26, with the exception that mutual fund units represent long-term incentive awards and the deferred compensation plan represents employee salary and bonus deferrals.  Both hedges were separately documented and tested.

At December 31, 2005, the notional amount for the deferred compensation plan hedge was $2.8 million and represents total employee deferrals.  The hedge was created on January 1, 2005, and will continue until the plan is terminated.  In response to the Staff’s comments, we will include expanded disclosure regarding the deferred compensation plan hedge in future filings.

Note 16, “Litigation”, page 51

28.       We refer to the statement that during the course of ongoing reviews of legal proceedings the Company increased the litigation reserves by $7 million during the second quarter of 2005. Please tell us and state in future filings management’s estimate that the legal reserve is adequate to cover probable estimated contingencies with respect to the various legal proceedings in which the Company is a defendant.

Response:  As the Staff notes, during the course of our ongoing review of our outstanding legal issues, litigation reserves totaling $7 million were recorded during the second quarter of 2005.  At that time, certain litigation-related issues were probable and reasonably estimable and thus were properly accrued for under SFAS 5.  Since that time, no substantive progress has been made on such litigation matters and we believe our current reserve is adequate to cover the estimated contingencies.  In response to the Staff’s comment, we will include such language in future filings.

29.       We refer to the “Market Timing Litigation” section that discusses the status of the litigation following the market timing investigations by the New York Attorney General and the Commission and to your mention of the final regulatory settlements in the “2004 Compared to 2003” section of MD&A on page 18 which resulted in charges of $65 million and $72 million in 2004 and 2003, respectively.  In this regard, please provide us with the following:

•                  Tell us where you have disclosed in the 2004 and the 2005 10-K the agreement entered into, as part of the settlement with the New York Attorney General’s Office, to reduce management fees by $25 million per year for the five year period following the date of the settlement agreement.  Refer in your response to the Press Release dated April 27, 2004 titled “Janus Reaches Agreements in Principle with Regulators, Announces First Quarter

                        2004 Results” that states the fee reduction represents 1.7 basis points of your assets under management of $145 billion as of March 31, 2004.

•                  Tell us where you have discussed in the 2005 Form 10-K the sanctions stated in section IV.D, “Disgorgement and Civil Monetary Penalties” of the SEC Administrative Proceedings File No. 3-11590 dated August 18, 2004 that provides for the following payments of $50 million in restoration to compensate investors for the adverse effects of frequent trading and $50 million in civil penalties.

•                  State in the notes to the financial statements in future filings the fiscal periods in which the $100 million of restoration fees and civil penalties were recorded in the financial statements; the amount of fee reductions made during each fiscal period: whether these reductions are in full compliance with the regulatory agreements and discuss the current status of payments made from the restoration fund.

•                  Include a footnote to the “Selected Financial Data” section in future filings to state the fiscal periods in which the Company settled the market timing investigation with the regulatory authorities, including the payment of $100 million for investor restoration and civil penalties in 2003 and 2004; and the agreement to forego $125 million of management fees over a five-year period effective July 1, 2004.

•                  Discuss in MD&A in future filings the effects of the payments related to the regulatory orders on the comparability of operating results for 2003 and 2004 resulting from the regulatory agreement to forego $125 million of management fees over a five year period effective July 1, 2004.

•                  Discuss in MD&A the continuing effects on future operations of the settlement with the New York Attorney General regarding the agreement to forego $125 million of management fees over a five-year period effective July 1, 2004.

Response: During 2004, Janus reached a settlement of the market timing investigations by the New York Attorney General and the Commission, and fully disclosed the details in our 2004 Form 10-K.  Related to the settlement, we accrued charges totaling $65 million and $72 million in 2004 and 2003, respectively, in accordance with SFAS 5 and FIN 14.  In total, this represented $50 million of restoration to domestic fund shareholders, $50 million of civil penalties, and $37 million of legal fees and other administrative expenses.  The $100 million of restoration and civil penalties were paid to the Commission during 2004, as disclosed in the Liquidity and Capital Resources section of the 2004 10-K.  The restoration process itself is an issue between the Janus mutual funds and its shareholders.  Investors of Janus Capital Group Inc. are not affected by this process, and therefore, we have not disclosed any updates on the restoration process.

In addition, as the Staff notes, the agreement in principle reached with regulators in April 2004 called for Janus to forego $125 million of management fees over a five year period following the date of the settlement agreement (effectively $25 million per year).  At that time, Janus determined that this component of the settlement was not an item that could be considered a loss contingency under SFAS 5 for the following reasons:

•                  Once the Trustees of the Janus Funds approved the fee reductions, future fees can only be increased through a vote of the mutual fund shareholders.  As such, Janus considers such reductions to be permanent, which will result in a decrease in management fee revenue earned in subsequent years by Janus from the funds it manages.

•                  The ultimate impact on management fees was not determinable at that time, as the total fee reductions would increase or decrease depending on the future levels of our assets under management.

•                  Lastly, unlike the penalty portion of the settlement which is intended to benefit past fund shareholders/customers, the fee reductions only benefit future fund shareholders/customers.

At the time of final settlement with regulators (which occurred in August 2004), Janus reduced its management fee charged to most of its mutual funds, effective July 1, 2004.  The agreement was based on a fee cut using assets under management at that time of approximately $135 billion.  However, as we noted in the third quarter 2004 Form 10-Q, the total annual reduction could be higher or lower than the total $25 million per year depending on the future levels of our assets under management.

In response to the Staff’s comments, we offer the following responses:

•                  The settlement was fully disclosed in our 2004 Form 10-K at Item 3 — Legal Proceedings, and again in Footnote 17 to the financial statements.  Please note that the fee reduction, which in our Press Release dated April 27, 2004 titled “Janus Reaches Agreements in Principle with Regulators, Announces First Quarter 2004 Results” was discussed as a $25 million per year reduction, ended up as a permanent fee reduction in the final negotiations.   In 2005, the charges were discussed in MD&A, while the payment of the $100 million was discussed in Liquidity and Capital Resources.  We did not repeat the disclosures in the 2005 Form 10-K as we considered the legal case settled.

•                  As noted above, the $50 million of restoration costs and $50 million of civil penalties were discussed in MD&A as part of our financial discussion and were paid to the Commission during 2004.

•                  We disclosed in our 2004 10-K the impact of the settlement-mandated reduction in management fees of $11.7 million over the last half of 2004 in MD&A.  In our 2005 10-K, we discussed on page 16 the reasons why investment management fees declined in 2005 compared to 2004; one of the reasons given was the full year 2005 impact of the reductions compared to half the year in 2004.  Similar disclosure appears on page 18 of our 2005 10-K within the 2004 compared to 2003 discussion.  As noted above, Janus considers the fee reductions to be permanent.  As such, the fee reductions do not, and will not, affect period-to-period comparisons subsequent to 2004 and therefore, we believe our current disclosure is adequate.

•                  We will include in future filings a footnote to the “Selected Financial Data” table indicating the fiscal period affected by the market timing investigation and related settlement.

*              *              *

Please contact Greg Frost at 303-336-7881 or me at 303-336-7874 with any further questions or comments.

Sincerely,

David R. Martin

Executive Vice President and Chief Financial Officer